FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

December 21, 2012

VIA EDGAR AND HAND DELIVERY

Kathleen Collins

Melissa Feider

Ivan Griswold

Jan Woo

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington D.C. 20549

Re:	iSoftStone Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
Form 6-K Filed November 19, 2012
File No. 001-34989

Dear Sirs and Madams:

On behalf of iSoftStone Holdings Limited (“iSoftStone” or the “Company”), set forth below are our responses to your comment letter dated December 7, 2012 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “2011 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2012 and the Form 6-K furnished with the Commission on November 19, 2012 (the “Form 6-K”, together with the 2011 Form 20-F, the “Forms”).

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by the Company’s corresponding response.

All references in the Company’s responses to pages and captioned sections are to the Forms. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Forms.

In addition, the Company makes the representations as set forth on Exhibit A.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rule on Information and Requests [17 C.F.R. Section 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “FOIA Letter”) with this copy of the correspondence marked to show the portions redacted from the version filed via Edgar and for which the Company is requesting confidential treatment.

Confidential Treatment Requested By iSoftStone Holdings Limited

In accordance with Rule 83, the Company requests confidential treatment of the marked portion (the “Confidential Information”) of this response letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this letter has also been clearly marked with the legend “Confidential Treatment Requested by iSoftStone Holdings Limited” and each page is marked for the record with the identifying numbers and code “I-1” through “I-12.”

Pursuant to Rule 83, a copy of the FOIA Letter (but not the Confidential Material) is also being delivered to the Commission’s FOIA Office.

Confidential Treatment Requested By iSoftStone Holdings Limited

The Company responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

General

Operating Results, page 50

1.	We note the various references throughout your operating results discussion where you attribute revenue growth to both internal business development efforts and strategic acquisitions. Tell us your consideration to quantify the organic growth in revenues versus the amounts attributable to strategic acquisitions. We refer you to Item 5.A of Form 20-F.

As noted in the Company’s 2011 Form 20-F, the Company’s business has grown both organically (generally through expansion of the Company’s existing or historically owned business assets) and through strategic acquisitions of businesses and/or groups of IT professionals. Historically, the Company has found it not meaningful to quantify, or in other instances not practicable to quantify, the distinction between organic growth and acquisition driven growth (among other reasons, acquisitions are often quickly integrated into the Company’s business). More recently, as our acquisition activity has increased, in responding to related analyst/investor inquiries during its regularly scheduled earnings calls, the Company has found it useful, particularly when making interim period-over-period comparisons, to quantify/distinguish revenue increases attributable to those acquisitions. For purposes of period-over-period comparisons, revenues from acquisitions completed within 12 months of the relevant period end are deemed acquired revenues and subtracted from total period revenues to determine organic revenues for the respective period. The Company respectfully submits that, once an acquisition has been completed for 12 months, that business and related revenues are appropriately considered organic.

In light of its existing disclosure practices and in response to the Staff’s comment, in preparing its Form 20-F for fiscal 2012, the Company will supplement its disclosure on pages 53 and 66 (and elsewhere as appropriate) generally to read as follows (new language bold, underscored; page references to the Company’s 2011 Form 20-F):

Confidential Treatment Requested By iSoftStone Holdings Limited

Acquisitions.

Since inception, our net revenues have grown primarily from organic business development, supplemented by strategic acquisitions. Historically, acquisitions have allowed us to acquire additional expertise and capabilities and expand our client base and presence in key client locations, such as the United States and Japan. The financial results for our acquired businesses are consolidated in our operating results for periods after the acquisition. Due to integration with our other operations, it is generally difficult for us to track the revenue contributions of specific, individual acquisitions in subsequent periods and our financial results in corresponding prior periods may not be directly comparable.

To assist in identifying revenue attributable to recent acquisitions in any period and in evaluating comparable period results, in recent periods we have begun to track organic and acquired revenues. For purposes of period-over-period comparisons, revenues from acquisitions completed within 12 months of the relevant period end are deemed acquired revenues and subtracted from total period revenues to determine organic revenues for the respective period. Of the $283.4 million and $XX million in total net revenues for 2011 and 2012, XX% and XX% were organic, with acquisitions completed within the 12-month period preceding December 31, 2011 and 2012, as appropriate, contributing the remaining XX% and XX% of the total net revenues. In future periods, depending on the acquisition structure, size and the speed with which an acquired business is integrated into our existing business or other factors, it may not be practicable or meaningful to distinguish acquired revenues. The following are what we believe to be our most significant recent acquisitions:

Comparison of 2010, 2011 and 2012

Net Revenues

In recent years, we have experienced rapid growth and significantly expanded our business. Our net revenues increased from $197.0 million in 2010 to $283.4 million in 2011 and to $XXX million in 2012, or 43.9% and XX% growth, respectively. The increase primarily reflects organic growth driven by, among other things, growth in the China IT services market and domestic demand for outsourced technology services and consulting, despite the recent financial crisis, complemented by strategic acquisitions to acquire service capabilities, skilled personnel and access to potential key clients. Of the $283.4 million and $XX million in total net revenues for 2011 and 2012, XX% and XX% were organic, with acquisitions completed within the 12-month period preceding December 31, 2011 and 2012, as appropriate, contributing the remaining XX% and XX% of the total net revenues. Significant acquisitions in the 12-month period preceding December 31, 2011 included [describe]; and December 31, 2012 included [describe]. Our significant growth and several acquisitions in recent years may make period-to-period comparison of our historical operating results less meaningful.

Confidential Treatment Requested By iSoftStone Holdings Limited

Critical Accounting Policies

Accounts Receivable, page 73

2.	We note that unbilled receivables from your time-and-expense contracts arise from a delay in the time during which you reconcile accounts with your clients, which for certain clients could take in excess of one to two years. Please explain further why this process takes so long and clarify how you consider this delay in determining whether your fees are fixed and determinable for revenue recognition purposes. Also, tell us whether you typically revise the amount of unbilled receivables based on the outcome of these negotiations. In addition, please clarify for us, in quantified terms, what you mean when you state that as of December 31, 2011 a “substantial portion” of your unbilled receivables outstanding at December 31, 2009 and 2010 were subsequently billed. Also, tell us what portion of the unbilled receivables outstanding at December 31, 2011 have since been billed and provide us with an aging of your unbilled receivables for each period presented.

The Company advises the Staff that, when a time-and-expense contract is executed, the Company’s billing terms call for collection within an agreed contractual period (typically 30 to 90 days) without any expectation of providing a future concession. Under the Company’s time-and-expense contracts, clients are charged for actual service hours incurred at negotiated pre-agreed hourly billing rates, with revenues recognized as services are rendered. As part of its revenue recognition process for each period, the Company separately records, on an hourly basis, and verifies with its clients, in a timely manner, the actual service hours rendered for each client during the period, with pre-agreed hourly billing rates clearly stated in each client’s service contract. Consequently, for revenue recognition purposes, services fees earned from time-and-expense projects in each period are fixed and determinable and generally collected in approximately one year.

However, in certain instances unbeknownst to the Company when executing the contract and prior to the agreed billing dates, certain customers, who are dominant within Chinese marketplace, have requested that the Company change its billing schedule resulting in a longer aging of unbilled receivables. Despite these changes the amounts actually collected under the related contracts were not materially affected.

In preparing its 2012 Form 20-F, the Company will revise its disclosure consistent with the above discussion.

Confidential Treatment Requested By iSoftStone Holdings Limited

The Company further advises the Staff that (i) as of December 31, 2011, approximately [***] and [***], respectively, of the unbilled receivables outstanding as of December 31, 2009 and 2010 were subsequently billed; (ii) the total balance of unbilled receivables as of December 31, 2011 was $102 million, out of which [***], or [***], was billed in the nine-month period ended September 30, 2012; (iii) the following table sets forth the aging schedule of the Company’s net unbilled receivables as of the dates indicated:

As of December 31
	2009				2010				2011
In USD’000	Amount		% of Total		Amount		% of Total		Amount		% of Total
Within 90 days	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]
91-360 days	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]
>360 days	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]

Total	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]

and (iv) the increase of the balance of unbilled accounts receivable are generally in line with (i) the overall growth of the Company’s net revenue and (ii) in particular, the significant increase in consulting solutions revenues in 2010 and 2011 derived primarily from large domestic Chinese clients in the banking, financial services and insurance (BFSI) and public sectors involving larger and longer, multi-year projects with correspondingly longer payment cycles.

[TEXT FROM PAGE I-6 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Confidential Treatment Requested By iSoftStone Holdings Limited

Liquidity and Capital Resources, page 80

3.	We note the disclosure on page F-39 regarding the unremitted earnings of your PRC subsidiaries that are considered indefinitely reinvested. Tell us how you considered disclosing in future filings the amount of cash and cash equivalents that is currently held in the PRC and the impact of repatriating these earnings. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund non-PRC operations and obligations without paying taxes upon their repatriation. We refer you to Section IV of SEC Release 33-8350.

The Company advises the Staff that (i) the Company has reserved sufficient proceeds from equity issuances at the Cayman Island holding company level to fund the Company’s non-PRC operations and expansions; (ii) each of the Company’s non-PRC subsidiaries is cash flow positive; (iii) the Company does not have any present plan to pay any cash dividends in the foreseeable future; and (iv) other than trade-related fund transfers (which are permitted under PRC laws), it has not transferred, and currently does not have any intention to transfer, any funds from its PRC subsidiaries and its consolidated affiliate entity to its entities outside of the PRC. In light of the Staff’s Comments 3, 4 and 5, in preparing its 2012 20-F the Company will supplement its disclosure to include the following disclosure:

“Our PRC subsidiaries and our single, small consolidated affiliated entity, in the aggregate, held RMBXX million (US$XX million) in cash and cash equivalents as of December 31, 2012. Historically, our non-PRC operations and expansions have mainly been funded by amounts raised at the Cayman Islands holding company level and used to fund those operations and expansions and by cash flow from operations of our respective non-PRC subsidiaries, and we had not transferred any funds from our PRC subsidiaries and our single, small consolidated affiliate entity to our entities outside of the PRC. However, if our PRC subsidiaries and consolidated affiliated entity were required to distribute dividend or other payment to our Cayman Islands holding company or other non-PRC entities, we will be subject to certain restrictions and potential tax liabilities. For more information, please see “Risk Factors — Risks Relating to Doing Business in China — Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing”, “— We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business”, and “— PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.”

Confidential Treatment Requested By iSoftStone Holdings Limited

Our PRC subsidiaries generally earn their revenues in Reminbi which is not a freely convertible currency. Although our PRC subsidiaries generally may convert Reminbi into foreign currency to pay dividends, our PRC subsidiaries must follow specific procedural requirements which could result in delay or which could change in the future. In addition, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. We are not required to submit to PRC government authorities or publicly release financial statements for our PRC subsidiaries prepared in accordance with PRC accounting standards. Based on our understanding of U.S. GAAP and PRC accounting standards, we are not aware of any significant differences between accumulated profits as calculated under PRC accounting standards and those accounting standards used in preparing our U.S. GAAP financial statements. [Note: To the extent that the use of regulations in the Staff’s comment is interpreted to include PRC tax filings, then the most significant difference would be due to revenue recognition.] Moreover, pursuant to applicable PRC laws and regulations, 10% of the after-tax profits of each of our PRC subsidiaries are required to be set aside in a statutory surplus reserve fund each year until the reserve balance reaches 50% of such PRC subsidiary’s registered capital. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. As a result of these PRC restrictions, our PRC subsidiaries and consolidated affiliated entity are restricted in their ability to transfer a portion of their net assets to our Cayman Islands holding company (either in the form of dividends, loans or advances), which restricted portion as calculated under US GAAP amounted to approximately RMBXX million (US$XX million) and RMBXX million (US$XX million), respectively, as of December 31, 2011 and 2012.

We are a holding company incorporated under the laws of the Cayman Islands. We derive a substantial majority of our income from our PRC subsidiaries’ business operation in China. Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the Enterprise Income Tax Law and a withholding tax rate of 10% will apply on such dividends, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. The economic benefits of our single, small PRC consolidated affiliated entity Beijing iSoftStone are mainly transferred to iSoftStone WFOE through payment of outsourcing fees, service fees and licensing fees under the Exclusive Outsourcing Agreement, the Exclusive Technology Consulting and Management Service Agreement and the Trademark and Software Licensing Agreement entered into between Beijing iSoftStone and iSoftStone WFOE. Such outsourcing fees, service fees and licensing fees are subject to PRC business tax and related surcharges. Upon receipt of such fees, they will become a portion of iSoftStone WFOE’s revenues and can be remitted to the Cayman Islands holding company in the form of dividend distribution.”

Confidential Treatment Requested By iSoftStone Holdings Limited

4.	We note from various disclosures throughout the filing that restrictions on currency exchange may limit your ability to distribute funds outside of China. Please consider revising your disclosures here in future filings to include a discussion of these restrictions and how they impact your ability to pay dividends and meet your cash obligations outside of China. We refer you to Item 5.B.1(b) of Form 20-F. Also, include a discussion of how earnings flow through the corporate structure, describing how funds are transferred from your PRC subsidiaries and consolidated affiliated entities to your entities outside of the PRC. Please include in your response your proposed revised disclosure.

The Staff’s comment is duly noted. Please refer to the Company’s response to Comment 3 above for the proposed disclosures.

5.	We note your disclosures in Note 21 regarding the statutory reserve requirements for certain of your PRC subsidiaries and consolidated affiliated entities. Please tell us your consideration to include a discussion of these reserve requirements here and their potential impact on the company’s liquidity in future filings. Please include in your revised disclosures the amount of unrestricted net assets that would be available to the parent holding company if it were to pay dividends or to satisfy any cash obligations of the parent company. We refer you to Item 5.B.1(b) of Form 20-F. Also, tell us and disclose whether there are any significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations and the accumulated profits as presented in your financial statements. Please include in your response your proposed revised disclosures.

Please refer to the Company’s response to Comment 3 above for the proposed disclosures in response to the Staff’s comments.

Item 6. Directors, Senior Management and Employees

B. Compensation, page 85

6.	Item 6(c)(2) of Form 20-F requires disclosure of directors’ service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment, or an appropriate negative statement. Please tell us why you have not included this disclosure in this section.

Other than post-termination benefits that our management directors (Mr. Tianwen Liu and Mr. Yong Feng) are entitled to receive as the Company’s executive officers (as described under “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements” of the 2011 Form 20F), the Company confirms that its directors are not entitled to any post-termination benefits. In preparing its 2012 Form 20-F, the Company will make the requested confirmation.

Confidential Treatment Requested By iSoftStone Holdings Limited

Consolidated Financial Statements

Note 4. Accounts Receivable, page F-31

7.	In future filings, please revise your disclosures in Note 4 to disclose the amount of billed and unbilled accounts receivable that are expected to be collected after one year. We refer you to Item 17(b) of Form 20-F and Item 5.02(3)(c)(4) of Regulation S-X.

The Company advises the Staff that, in future filings, it will disclose the amount of billed and unbilled receivables that are expected to be collected after one year in the Critical Accounting Policies section of Management’s Discussion and Analysis.

Form 6-K Filed November 19, 2012

8.	We note that there has been a significant decline in your market capitalization since your fiscal year-end and it appears that your market capitalization was below the carrying amount of your net assets as of September 30, 2012. As a result, this may be a triggering event which would require you to reassess your goodwill for impairment pursuant to ASC 350-20-35-30 and ASC 350-20-35-3C(g). Please tell us what consideration you have given to reassessing your goodwill for impairment as of September 30, 2012. If you did not perform the first and second steps of the goodwill impairment test on an interim basis because you determined that it is not more likely than not that the fair value of your reporting units are less than their carrying amounts, please provide us with your analysis supporting this determination. To the extent that an impairment test was performed, tell us how you determined that no impairment existed.

As noted by the Staff’s comment, the Company has experienced a decline in its market capitalization since December 31, 2011, resulting in the Company’s market capitalization being slightly below the carrying value of its net assets as of September 30, 2012 (US$302.9 million compared to US$320.7 million). When preparing its financial statements as of and for the period ended September 30, 2012, the Company considered if the decrease in its share price (in absolute terms and relative to peers), along with other events, indicated that the fair value of its three reporting units (China, Japan and U.S.) was more likely than not below their carrying amounts. The Company believes that this decline is consistent with its peers and primarily resulted from the following negative events which have created a continued market dislocation for China-based public companies: (i) a general unfavorable U.S. investor sentiment for China-based companies following recent accounting and other scandals in China (including scandals for several China-based IT service providers) and extensive short sale attacks on China-based companies listed in the United Sates; (ii) several of the Company’s peers listed in the United States reported weaker than expected financial results during this period of time; and (iii) global macro-economic uncertainty and slowdown of China’s economy in recent periods compared to prior periods. During this period of time, the Company has remained profitable and announced a joint venture with Huawei which benefits the Company overall and was well received by the Company’s shareholders and investment analysts. While it is generally reasonable to conclude that market capitalization could be an indicator of fair value over time, the Company concluded, upon considering the events above, that the recent decline in the Company’s market capitalization was not more likely than not to indicate the fair value of the Company’s reporting units are less than their carrying amount as of September 30, 2012.

Confidential Treatment Requested By iSoftStone Holdings Limited

**********

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at 415-984-8989 or send me an email at kberney@omm.com, or Ning Zhang at +86-10-6563-4252 or send him an email at nzhang@omm.com.

Sincerely,

/s/ Kurt Berney
Kurt Berney

Enclosures

cc:	Mr. Tianwen Liu
Mr. Xiaosong Zhang
(iSoftStone Holdings Limited)

Mr. Rui-Lin Shi Juiling
(Deloitte Touche Tohmatsu)

Confidential Treatment Requested By iSoftStone Holdings Limited

Exhibit A

Representations

iSoftStone Holdings Limited (“iSoftStone”) acknowledges the following:

•	iSoftStone is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission (the “Commission”);

•

Comments from the Commission’s staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to iSoftStone’s filing; and

•	iSoftStone may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Xiaosong Zhang
Xiaosong Zhang
Chief Financial Officer